UNITED STATES
                 SECURITIES EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                          SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES
  13D-1(B)(E), AND (D) AND AMENDMENTS THERETO FILED PURSUANT TO
                          RULE 13D-2(B)

                     (Amendment No. ______)


                         RES-CARE, INC.
_________________________________________________________________
                        (Name of Issuer)


                          COMMON STOCK
_________________________________________________________________
                 (Title of Class of Securities)


                            760943100
_________________________________________________________________
                         (CUSIP Number)


                          June 29, 2000
     (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which the schedule is filed:

(   )  Rule 13 d-1(b)
( X )  Rule 13d-1(c)
(   )  Rule 13d-1(d)



The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.   NAME OF REPORTING PERSON

     Ronald G. Geary

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a)   (    )
     (b)   (  x )

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION.................  U.S.

Number of Shares
Beneficially Owned By
Each Reporting Person
With
      5.  SOLE VOTING POWER                 1,387,044
      6.  SHARED VOTING POWER                       0
      7.  SOLE DISPOSITIVE POWER            1,387,044
      8.  SHARED DISPOSITIVE POWER              2,510

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,389,554

10.   CHECK  BOX  IF  THE AGGREGATE AMOUNT IN  ROW  (9)  EXCLUDES
SHARES*
     [   ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     5.6%

12.  TYPE OF REPORTING PERSON*

     IN

Item 1(a).  Name of the Issuer

     The name of the issuer is Res-Care, Inc.  (the "Issuer")

Item 1(b).  Address of Issuer's Principal Executive Offices

     The principal executive offices of the Issuer are located at 10140 Linn Station Road, Louisville, Kentucky 40223.

Item 2(a).  Names of Person Filing

     Ronald G. Geary

Item  2(b).   Address of Principal Business Office, or  if  None,
Residence

      Ronald  G.  Geary's  address is 10140  Linn  Station  Road,
Louisville, Kentucky 40223.

Item 2(c).  Citizenship

     Mr. Geary is a citizen of the United States of America.

Item 2(d).  Title of Class of Securities

     Common Stock

Item 2(e).  CUSIP Number

     The CUSIP number is 760943100.

Item 3.  Filing Pursuant to Rules 13d-1(b) or 13d-2(b)

     Not applicable.

Item 4.  Ownership

Ownership
(a)Amount Beneficially Owned:                                   1,389,554
(b)Percent of Class                                             5.6
(c)Number of shares as to which such person has:
   (i)sole power to vote or direct the  vote:                   1,387,044
   (ii)shared power to vote or direct the vote:                 0
   (iii)sole power to dispose or to direct the disposition of   1,387,044
   (iv)shared power to dispose or to direct the disposition of: 2,510

Item 5.  Ownership of Five Percent or Less of a Class.

      On June 29, 2000, Res-Care, RWD Holdings and Redwood Acquisition, Inc. agreed to terminate the Merger Agreement, by mutual consent to the Termination Agreement (the "Termination Agreement"). By virtue of the termination of the Merger Agreement, the Voting Agreements between RWD Holdings and Ronald
G. Geary, Jeffrey M. Cross, E. Halsey Sandford, Paul G. Dunn, Ralph G. Gronefeld, Jr., James R. Fornear, Margaret H. Fornear, and Vincent D. Pettinelli terminated simultaneously.

      The description herein of the Termination Agreement is qualified in its entirety by reference to the Termination
Agreement,  which  is  incorporated by  reference  to  Res-Care's
Current Report on Form 8-K dated June 29, 2000.

Item 6.  Ownership of More than Five Percent on Behalf of Another
Person

     Not Applicable.

Item  7.    Identification and Classification of  the  Subsidiary
Which  Acquired  the Security Being Reported  on  By  the  Parent
Holding Company.

        Not Applicable.

Item  8.    Identification and Classification of Members  of  the
Group.

     Not Applicable

Item 9.  Notice of Dissolution of Group.

     By virtue of the termination of the Merger Agreement on June
29, 2000, the Voting Agreements terminated simultaneously.

      Any further filings with regard to Res-Care common stock will be made individually by the former members of the voting group.

Item 10.  Certification

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant with or as a participant in any transaction having that purpose or effect.


                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned persons certify that the information set forth in this statement is true, complete and correct.

Dated:    August 10, 2000

                                   /s/ Ronald G. Geary
                                       Ronald G. Geary